Exhibit 99.1

PRESS RELEASE

AerCap Holdings N.V. Shareholders Approve Acquisition of ILFC

AMSTERDAM, The Netherlands, February 13, 2014 - AerCap Holdings N.V. (“AerCap,” NYSE: AER) announced that its shareholders have approved the previously announced acquisition of International Lease Finance Corporation (“ILFC”) at the Extraordinary General Meeting of Shareholders held earlier today.

The transaction, which is expected to close in the second quarter of 2014, remains subject to receipt of necessary regulatory approvals and satisfaction of other customary closing conditions.

All other proposals made to the shareholders at the meeting were also approved.

About AerCap Holdings N.V.

AerCap is one of the world's leading aircraft leasing companies and has one of the youngest fleets in the industry. AerCap is a New York Stock Exchange-listed company (AER) and has its headquarters in the Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

Contact for Investors: Peter Wortel +31 20 655 9658 pwortel@aercap.com	Contact for Media: Frauke Oberdieck +31 20 655 9616 foberdieck@aercap.com

www.aercap.com